UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

Research in Motion Limited

(NAME OF ISSUER)

Common Shares, no par value

(TITLE OF CLASS OF SECURITIES)

760975102

(CUSIP NUMBER)

December 31, 2007

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 760975102	13G	PAGE 2 OF 5 PAGES

1.	Name of Reporting Person: The Toronto-Dominion Bank I.R.S. Identification Nos. of above persons (entities only): 135640479
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Canada
NUMBER OF SHARES BENEFICIALLY OWNED EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 26,461,375*
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 26,461,375*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,461,375*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 4.7%*
12.	Type of Reporting Person (See Instructions): BK

* Included in this figure, in addition to the securities held directly by The Toronto-Dominion Bank, are the securities held by The Toronto-Dominion Bank’s wholly-owned direct and indirect subsidiaries: TD Global Finance, TD Options LLC and TD Securities, Inc.  The Toronto-Dominion Bank expressly declares, pursuant to Rule 13d-4, that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the securities reported on this cover page.

ITEM 1(a). NAME OF ISSUER:

Research in Motion Limited

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

295 Phillip Street, Waterloo, Ontario N2L 3W8

ITEM 2(a). NAME OF PERSON FILING:

The Toronto-Dominion Bank

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Toronto-Dominion Centre, King Street and Bay Street, Toronto, Ontario, Canada M5K 1A2

ITEM 2(c). CITIZENSHIP:

The Toronto-Dominion Bank is a chartered bank organized under the laws of Canada.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Shares, no par value

ITEM 2(e). CUSIP NUMBER:

760975102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR

13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [X] Bank as defined in section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under
Section 3(c)(14) of the Investment Company Act;

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

ITEM 4. OWNERSHIP.

(a) Amount beneficially owned: See Item 9 of the attached cover page.

(b) Percent of class: See Item 11 of the attached cover page, which is based on Item 9 of the cover page.

(c) Number of shares as to which the person has;

(i) Sole power to vote or direct the vote: See Item 5 on the attached cover page.

(ii) Shared power to vote or to direct the vote: See Item 6 on the attached cover page.

(iii) Sole Power to dispose or to direct the disposition of: See Item 7 on the attached cover page.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the attached cover page.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TORONTO DOMINION BANK

By:

 /s/ CHRISTOPHER A. MONTAGUE

Name:  Christopher A. Montague
Title:  Executive Vice President & General Counsel

Dated: February 11, 2008